Exhibit 12

ACCESS MIDSTREAM PARTNERS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Earnings:
Income before income taxes	$224,865	$215,952	$114,008	$197,193	$197,658
Add:
Fixed charges	253,978	196,698	106,314	44,648	27,047
Distributed income of equity investees	205,082	130,420	44,682	433
Amortization of capitalized interest	2,949	2,168	802	667	147
Less:
Capitalized interest	(25,557)	(43,896)	(14,554)	(9,541)	(2,631)
Earnings	$661,317	$501,342	$251,252	$233,400	$222,221
Fixed charges:
Interest expensed and capitalized	$202,388	$152,049	$73,968	$19,772	$5,490
Amortization of debt expense	9,109	8,656	5,329	4,660	4,876
Interest component of rent expense	42,481	35,992	27,017	20,216	16,681
Fixed charges	$253,978	$196,697	$106,314	$44,648	$27,047
Ratio of earnings to fixed charges	2.60x	2.55x	2.36x	5.2x	8.2x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest, then subtracting interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.